FOR IMMEDIATE RELEASE

MacKenzie Capital Management and MacKenzie Realty Capital, Inc. announce a higher price and extended expiration date of their tender offers for Series 250, Series 60, and Series ES OP units of Empire State Realty OP, LP. (NYSE Arca:FISK, NYSE Arca:OGCP, NYSE Arca:ESBA)

Moraga, Calif. (Market Wire)—May 28, 2014-- Certain Purchasers affiliated with MacKenzie Capital Management, LP and MacKenzie Realty Capital, Inc. (which are identified in the tender offers) have announced a NEW HIGHER PRICE OF $14 PER UNIT for Series 60, Series ES OP Units, and Series 250 OP Units of Empire State Realty OP, LP (NYSE Arca:OGCP, NYSE Arca:ESBA, and NYSE Arca:FISK).  The Purchasers are offering to purchase up to 200,000 Series ES, 200,000 Series 60, and 100,000 Series 250, OP Units for $14.00 per Share.  All three Series of OP Units are exchangeable for shares of Empire State Realty Trust, Inc. (NYSE:ESRT) on a 1:1 basis on or about October 1, 2014.  The Purchasers have reduced the number of Units they are offering to purchase given the response rate.

The Purchasers have also extended the Expiration Date until June 13, 2014.  As of the date hereof, no Units have been tendered.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street, Suite 100
Moraga, California 94556